Southwest Bancorp, Inc.  Announces Agreement to Acquire First Commercial Bancshares, Inc.

Bank SNB will add branches in OKC market and expand into Colorado upon merger completion

STILLWATER, Okla., May 27, 2015 (GLOBE NEWSWIRE) -- Southwest Bancorp, Inc. (Nasdaq:OKSB), (“Southwest”), parent of Bank SNB, an Oklahoma state banking corporation, announced today that it has entered into a definitive merger agreement to acquire all of the common stock of First Commercial Bancshares, Inc. (“First Commercial”) in a cash and stock transaction valued at approximately $41.7 million.

First Commercial, headquartered in Edmond, Oklahoma, is the holding company for First Commercial Bank, which operates five banking centers in the Oklahoma City market, three banking centers in Denver, Colorado and one banking center in Colorado Springs, Colorado.   As of March 31, 2015, First Commercial Bank  had approximately $305 million in assets, $215 million in loans, and $254 million in deposits.  Following the consummation of the merger between First Commercial and Southwest, First Commercial Bank will merge with and into Bank SNB,  subject to obtaining regulatory approval.  Steve Davis, Chairman of the Board of Directors of First Commercial, is expected to be appointed to the Board of Directors of Southwest upon consummation of the merger,  anticipated in the fourth quarter 2015.

The merger enhances Southwest’s presence in the Oklahoma City market, with the addition of five branches and over $200 million in deposits, resulting in a top-10 deposit market share ranking for Bank SNB in the Oklahoma City MSA on a pro forma basis.  Additionally, the merger provides a strategic entry point into Colorado, with the opportunity to grow and expand the market.

“Much thought and effort has gone into forming this partnership, and we believe it is an excellent opportunity for our company,” said Mark W. Funke, President and Chief Executive Officer of Southwest. “It strengthens our footprint in Oklahoma City and Edmond. We are also excited about adding the state of Colorado to our banking franchise, an area where Southwest already has many banking relationships. This expansion will enable us to give more customers the resources to help them be successful, and will offer more convenience to our current customers.  This transaction demonstrates our continuing commitment to increasing shareholder value by prudently and accretively deploying our strong capital base.”

“We are very pleased to be joining our organization with Southwest,” said James F. Canton, President and CEO of First Commercial.  “We are excited about the expanded products and services that this partnership will bring to our customers and the communities we serve.”

Under the terms of the agreement, which was approved by the boards of directors of both companies, at the effective time of the merger the shareholders of First Commercial will have the right to receive an aggregate merger consideration of approximately $41.7 million, 51% of which will be payable in shares of Southwest common stock and 49% of which will be payable in cash.  Southwest would issue a total of 1,214,087 shares worth approximately $21.2 million, based upon Southwest’s average per share stock price of $17.50 for the 10 trading days immediately prior to the date of the merger agreement, and pay an aggregate of approximately $20.4 million in cash to First Commercial shareholders.  The aggregate transaction value of approximately $41.7 million represents 141% of adjusted tangible common equity of First Commercial at closing.   The actual aggregate transaction value will be subject to equity adjustments prior to closing, as further detailed in the merger agreement.  The merger is expected to be a tax-free exchange with respect to the stock consideration received by the stockholders of First Commercial.

Southwest expects the merger to be approximately 12%  accretive to diluted earnings per share in 2016, excluding transaction related and one-time costs, and approximately 14% accretive to diluted earnings per share in 2017.  Southwest expects the merger to be approximately 4% dilutive to tangible book value per share at closing, inclusive of $1.25 million in pre-tax restructuring charges, with an earnback period of less than 4 years.

The merger is expected to be completed in the fourth quarter of 2015, subject to the satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of First Commercial.

Keefe, Bruyette and Woods, Inc. acted as financial advisor to Southwest.  Southwest’s legal advisor is McAfee & Taft A Professional Corporation.

First Commercial’s legal advisor is Hartzog Conger Cason & Neville LLP.

Conference Call

Southwest will host a conference call on Thursday,  May 28, 2015 at 10:30 a.m. Eastern Time (9:30 a.m. Central Time) to discuss the merger with First Commercial. Investors, news media, and others may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number http://dpregister.com/10066753. Telephone participants who are unable to pre-register may access the call by telephone at 1-866-218-2402 (toll-free) or 1-412-902-4190  (international).

This call is being webcast and can be accessed via a live Internet audio broadcast at Southwest's website at www.oksb.com or http://services.choruscall.com/links/oksb150528.html. Southwest will also post presentation slides on its website to be addressed by management during the call. The slides will be available for download on Southwest's website approximately one hour before the start of the call.

The webcast will be archived on www.oksb.com beginning one hour after the call and will remain accessible until June 24, 2015. A replay of the conference call can be accessed via telephone by dialing 1-877-344-7529 (toll-free) or 1-412-317-0088 (international) and entering conference number 10066753. Telephone replay access is available until 9:00 a.m. Eastern Time on June 24,   2015.

About Southwest Bancorp, Inc.

Southwest is the holding company for Bank SNB, an Oklahoma state banking corporation ("Bank SNB"). Through Bank SNB, Southwest offers commercial and consumer lending, deposit and investment services, specialized cash management, and other financial services from offices in Oklahoma, Texas, and Kansas, and on the Internet, through Bank SNB DirectBanker®. Southwest was organized in 1981 as the holding company for Bank SNB, which was chartered in 1894. For more information, visit www.oksb.com or www.banksnb.com.

About First Commercial Bancshares, Inc.

First Commercial is the holding company for First Commercial Bank. The Bank was founded in 1996 by a group of Oklahoma City businessmen. With 100 employees, the Bank operates five banking centers in Oklahoma, three banking centers in south Denver, and one banking center in Colorado Springs.

Important Information for Investors and Shareholders

Southwest will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Prospectus of Southwest, Proxy Statement of First Commercial, as well as other relevant documents concerning the proposed transaction. Shareholders are advised to read, when available, the Registration Statement, Proxy Statement, and Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information relating to the proposed transaction. When filed, a free copy of these materials may be obtained on the SEC’s website at http://www.sec.gov. Alternatively, when available, these documents can be obtained free of charge from Southwest’s website at www.oksb.com under the tab “Investors” and then under the tab “SEC Filings”.

Southwest, certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of First Commercial in connection with the proposed transaction under the rules of the SEC. Information about these participants is set forth in the proxy statement for Southwest’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 22, 2015. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the definitive proxy statement and other relevant materials, when available, to be filed by Southwest with the SEC in conjunction with the proposed transaction. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This press release, and future oral and written statements of Southwest and its management, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Southwest’s results of operations, financial condition, objectives, plans, business, future performance, industry conditions and future economic performance. All forward-looking statements are subject to risks, assumptions, and uncertainties. Our actual results may differ materially from those set forth in any forward-looking statement. Some of the risks or factors that may cause our actual results or other future events, circumstances, or goals to differ from those in forward-looking statements are described in our Annual Report on Form 10-K for the year ended December 31st, 2014, Current Reports on Form 8-K, our Quarterly Reports on Form 10-Q, or other applicable documents that are filed with the Securities and Exchange Commission. All statements in this release, including forward-looking statements, speak only as of the date they are made, and Southwest undertakes no obligation to update any forward-looking statement to reflect the impact of new information or future events.

No Offer or Solicitation

This press release shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.

CONTACT: Mark W. Funke

President & CEO

Joe T. Shockley, Jr.

EVP & CFO

(405) 372-2230